SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934



                               THEGLOBE.COM, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    88335R101
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                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MAY 21, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
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CUSIP NO.  88335R101                                  PAGE 2 OF 6
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             NAME OF REPORTING PERSONS                        Edward A Cespedes
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                    (b)      |_|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS*                                              PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
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   NUMBER OF      7    SOLE VOTING POWER                           2,452,571 (1)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER                         -0-
  OWNED BY        --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER                      2,452,571 (1)
  REPORTING       --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER                    -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   2,452,571 (1)
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                [  ]
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      7.5% (1)
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    14       TYPE OF REPORTING PERSON*                             IN
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(1) Consists solely of options to acquire common stock of the Issuer granted to the Reporting Person in his capacity as an employee.

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                                                                    PAGE 3 OF 6


ITEM 1.           SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D ("Schedule 13D/A-1") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D/A-1 is filed by Edward A. Cespedes ("Reporting Person"). The address of the Reporting Person is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33302. Mr. Cespedes is the President of the Issuer.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock beneficially owned by the Reporting Person consist of shares issuable upon the exercise of stock options granted to the Reporting Person. No consideration was paid by the Reporting Person in exchange for the various stock options, although the options are exercisable at various strike prices ranging from $0.02 to $15.75 depending upon their date of grant.

ITEM 4.           PURPOSE OF TRANSACTION

All stock options were granted to provide incentive to the Reporting Person in his capacity as an executive officer of the Issuer. This Schedule 13D/A-1 relates to the grant of options to acquire 550,000 shares of the Common Stock of the Issuer to the Reporting Person on May 21, 2003 at an exercise price of $0.56 per share.

The Reporting Person is not aware of any plans or proposals which the Reporting Person may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

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                                                                     PAGE 4 OF 6


(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by the Reporting Person, as set forth in Item 3 and (ii) 30,382,293 shares of Common Stock outstanding as of May 13, 2003.

                  Amount beneficially owned:

                           2,452,571

                  Percent of class:

                           7.5%

                  Number of shares as to which the person has:

                      sole power to vote or to direct the vote:

                               2,452,571

                      shared power to vote or to direct the vote:

                               -0-

                      sole power to dispose or to direct the disposition of:

                               2,452,571

                      shared power to dispose or to direct the disposition of:

                               -0-
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                                                                     PAGE 5 OF 6


(c) On May 21, 2003, the Reporting Person was granted an option to acquire 550,000 shares of the Issuer's Common Stock at a strike price of $0.56 per share. All of such options vested immediately and are exercisable until May 21, 2013.

(d) None

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth in items 4 and 5 above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

None

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                                                                    PAGE 6 OF 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                                     /s/ Edward A. Cespedes
                                                     ----------------------
                                                     Edward A. Cespedes